UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Period from to

Commission File Number 1-11373

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cardinal Health, Inc.
7000 Cardinal Place Dublin, Ohio 43017

Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico

As of and for the Years Ended December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	9

Signature	10

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01
EX-23.1

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Financial Benefit Plans Committee of the
Cardinal Health Profit Sharing, Retirement
and Savings Plan for Employees of Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio
June 22, 2005

Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	December 31
	2004	2003

Assets
Investments in Master Trust	3,531,832	5,875,831

Investments (see Note 3)	9,005,145	5,169,574

Participant loans	2,322,071	1,866,967

Cash	—	18,792

Receivables:
Company contributions	476,376	10,183
Participant contributions	42,200	24,923
Interest	5,635	—

Total receivables	524,211	35,106

Net assets available for benefits	$15,383,259	$12,966,270

The accompanying notes are an integral part of these financial statements.

Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2004 and 2003

	2004	2003

Additions to net assets attributed to:

Interest and dividend income	$239,335	$170,706
Net appreciation in the fair value of investments	527,061	873,417
Plan’s interest in Master Trust net investment gain	474,514	669,281

Total investment income	1,240,910	1,713,404

Contributions:
Company	1,021,776	1,612,452
Participant	895,197	892,466
Other	5,337	—

Total contributions	1,922,310	2,504,918

Assets transferred from other qualified plans	134,961	—

Total additions	3,298,181	4,218,322

Deductions from net assets attributed to:

Benefits paid to participants	798,767	892,953
Administrative expenses	82,425	44,984

Total deductions	881,192	937,937

Net increase	2,416,989	3,280,385

Net assets available for benefits:

Beginning of year	12,966,270	9,685,885

End of year	$15,383,259	$12,966,270

The accompanying notes are an integral part of these financial statements.

Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico

Notes to Financial Statements

As of and for the Years Ended December 31, 2004 and 2003

1. DESCRIPTION OF PLAN

General

The Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, Inc. (the “Company”) residing in Puerto Rico and not covered by a collective bargaining agreement who have completed one month of service, as defined. Effective January 1, 2005, the Plan was renamed as the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (formerly the Master Trust for Retirement Plans of Cardinal Health, the “Master Trust”) was established for the Plan and certain other plans of the Company. At December 31, 2004 and 2003, certain Plan investments were not included in the Master Trust.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company had previously established a Benefits Policy Committee (the “Committee”) that was responsible for the general operation and administration of the Plan. In December 2004, the Company established a Financial Benefit Plans Committee that assumed the responsibilities for the general operation and administration of the Plan in 2005.

Banco Santander Puerto Rico (“Banco Santander”) is the Plan trustee. During 2004, the Committee authorized the change from Putnam Fiduciary Trust Company (“Putnam”) as the Plan record keeper and asset custodian to Fidelity Investments Institutional Operations Company, Inc. (“Fidelity”).

Contributions

Contributions to the Plan may consist of participant contributions, rollover contributions, and Company matching and discretionary profit sharing contributions. Participants may contribute up to 10% of their compensation (subject to certain limitations), as defined by the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Company’s matching and discretionary profit sharing contributions are also invested as directed by participants.

Participant Accounts

Each participant’s account is credited with the participant’s elective contributions, allocations of the Company’s contributions, Plan earnings and any rollover contributions made by the participant. A participant is entitled to the benefit provided from the participant’s vested account balance. All amounts in participant accounts are participant-directed.

Vesting

Participants are vested immediately in their elective contributions, plus actual earnings. Vesting in the Company’s contributions is based on years of continuous service. A participant is 100% vested in the Company’s matching and discretionary profit sharing contributions after three years of vesting service, or if the participant dies, becomes disabled, or reaches retirement age, as defined, while employed by the Company.

Forfeitures

Non-vested account balances are generally forfeited either upon full distribution or completion of five consecutive one-year breaks in service, as defined. Forfeitures are either used to reduce Company contributions or to pay Plan expenses as determined by the Committee. Forfeitures used to reduce Company contributions and to pay Plan expenses were $2,943 and $10,356 during 2004 and 2003, respectively. At December 31, 2004 and 2003, forfeited non-vested accounts were $64,365 and $2,811, respectively.

Administrative Expenses

Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the remaining vested balance in the participant’s account and bear interest at Prime rate plus 1% set monthly for the life of the loan, subject to changes by the Committee. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Payment of Benefits

Upon termination of employment, death, retirement or disability, distributions are generally made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances, as defined. Required qualified joint and survivor annuity payment options are preserved for the portion of participant accounts transferred to the Plan from a money purchase pension plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the trustee using quoted market prices. Participant loans are valued at contract value plus accrued interest, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits

Benefit payments are recorded when paid.

3. INVESTMENTS

The fair market values of individual assets that represent 5% or more of the Plan’s assets were as follows:

	December 31
	2004		2003

Investments in Master Trust	$3,531,832		$5,875,831

Mutual funds:

Dodge & Cox Stock Fund - 15,766 and 14,953 shares, respectively	2,053,099		1,701,405

Columbia Acorn USA Fund Z - 35,444 and 34,976 shares, respectively	893,177		734,841

PIMCO Total Return Fund - 69,033 and 61,963 shares, respectively	736,583	*	663,622

Common, collective trust:

Fidelity US Equity Index Pool - 55,528 and 0 shares, respectively	2,077,863		—	*

Cardinal Health, Inc. common shares - 22,067 shares and 17,539 shares, respectively	1,283,192		1,072,671

* Shown for comparative purposes only

Net appreciation (depreciation) in the fair value of investments was as follows:

	2004	2003

Mutual funds	$527,343	$831,789
Common, collective trust	16,087	—
Cardinal Health, Inc. common shares	(16,369)	41,628

Total net appreciation in the fair value of investments	$527,061	$873,417

4. ASSETS HELD IN MASTER TRUST

The Master Trust assets are valued by the trustee daily using quoted market prices and are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statement of changes in net assets available for benefits consists of the unrealized and realized gains (losses) and the dividends on those investments.

The assets in the Master Trust were as follows:

	December 31
	2004	2003

Investments, at fair value:
Mutual funds	$734,740,375	$139,473,081
Common collective trusts	478,844,061	528,517,519
Cardinal Health, Inc. common shares	326,734,465	—
Cash	1,179,969	—

Total assets in Master Trust	$1,541,498,870	$667,990,600

The investment income of the Master Trust was as follows:

	2004	2003

Dividend and interest income	$18,355,879	$12,865,382

Net appreciation in the fair value of investments:
Mutual funds	17,897,256	20,064,958
Common collective trusts	26,491,647	36,919,358
Cardinal Health, Inc. common shares	1,979,070	—

Net appreciation in the fair value of investments	46,367,973	56,984,316

Total investment income of Master Trust	$64,723,852	$69,849,698

The Plan’s share of investments in the Master Trust was less than 1%, or $3,531,832 and $5,875,831 at December 31, 2004 and 2003, respectively.

5. INCOME TAX STATUS

The Plan received a determination letter from the Puerto Rican Department of Treasury dated June 30, 2000, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994 (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Puerto Rican Department of Treasury, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt

6. RISKS AND UNCERTAINTIES

The Plan has a participant-directed investment in Cardinal Health, Inc. common shares and other investment securities that are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8. PARTIES-IN-INTEREST

Certain of the Plan’s investments at December 31, 2004 were shares of mutual funds managed by Fidelity. During 2004, Fidelity became the record keeper of the Plan, and, therefore, transactions involving these funds were considered party-in-interest transactions.

The Plan held $1,283,192 and $1,072,671 of Cardinal Health, Inc. common shares at December 31, 2004 and December 31, 2003, respectively.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$15,383,259	$12,966,270
Less: Interest receivable	(5,635)	—
Less: Deemed distributions of participant loans	(75,716)	—

Net assets available for benefits per Form 5500	$15,301,908	$12,966,270

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500:

	2004	2003

Net increase in assets per the financial statements	$2,416,989	$3,280,385
Less: Interest receivable	(5,635)	—
Less: Deemed distributions of participant loans	(75,716)	—

Net increase per Form 5500	$2,335,638	$3,280,385

Cardinal Health Profit Sharing, Retirement and Savings Plan for Employees of Puerto Rico

Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *

December 31, 2004

EIN: 23-1856478                 Plan Number: 003

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issuer, borrower,	maturity date, rate of interest,
	lessor or similar party	maturity or par value	Current value

	Mutual funds:
	Dodge & Cox Stock Fund	15,766 shares	$2,053,099
	Columbia Acorn USA Fund Z	35,444 shares	893,177
**	Fidelity Diversified International	26,007 shares	744,836
	Pimco Total Return Fund	69,033 shares	736,583
**	Fidelity Growth Company	13,128 shares	736,104
	Artisan Mid Cap Fund	16,248 shares	480,291

	Common collective trusts:
**	Fidelity US Equity Index Pool	55,528 shares	2,077,863

	Common shares:
**	Cardinal Health, Inc.	22,067 shares	1,283,192

	Loans:
**	Participant loans	Interest rates ranging from 5.0% to 7.8% with varying maturity dates through 2016	2,246,355

	Total		$11,251,500

* Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

** Denotes party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CARDINAL HEALTH PROFIT SHARING, RETIREMENT AND SAVINGS PLAN FOR EMPLOYEES OF PUERTO RICO

Date: June 29, 2005	/s/ Susan Nelson

Susan Nelson
Financial Benefit Plans Committee Member